April 3, 2006	Alan Gilbert Direct Phone: 612-672-8381 Direct Fax: 612-642-8381 Alan.Gilbert@maslon.com

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:	ZIOPHARM Oncology, Inc. (the “Company”)
Post Effective Amendment to Registration Statements on Forms SB-2 (SEC File Nos. 333-129020 and 333-129680)

Ladies and Gentlemen:

Contemporaneously with the filing of this correspondence, the Company has filed a Post-effective Amendment to Form SB-2 (the “Amendment”) with the Commission. The Amendment relates to the registration statement on Form SB-2, SEC File No. 333-129680 and, pursuant to Rule 429, the registration statement on Form SB-2, SEC File No. 333-129020. Please direct any comments or questions regarding the Amendment to Kathleen Theriault, the Company’s Controller (phone: 617/259-1980; fax: 617/241-2855), or the undersigned (phone: 612/672-8381; fax: 612/642-8381).

Very Truly Yours,

Alan M. Gilbert, Esq.

cc: (via fax):	Dr. Jonathan Lewis Richard Bagley Kathleen Theriault William M. Mower